FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 14, 2016

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Proposed Reorganization of Hancock Horizon Growth Fund (the “Acquired Fund”) into Federated Kaufmann Large Cap Fund (the “Acquiring Fund”)

1933 Act File No. 333-214717

1940 Act File No. 811-4017

Dear Mr. Williamson:

The Registrant is filing this supplementary correspondence to your comments provided on December 8, 2016 with respect to its Preliminary Registration Statement on Form N-14, submitted on November 18, 2016. This supplementary correspondence is being filed solely to provide revised comparative fee tables as discussed in the Registrant’s response to Comment 8 in the correspondence filing dated December 13, 2016.

COMMENT 8. With respect to the Fee Table, please confirm fee tables reflect current fees.

RESPONSE: As noted in the correspondence filing dated December 13, 2016, the Registrant confirms that the fee tables in the definitive N-14 proxy statement will be revised to be based on current fees as of the most recent reporting period for each of the Hancock Horizon Funds and each of the Federated Funds. With respect to the Hancock Horizon Funds, the fee tables will be revised to reflect current fees as of July 31, 2016. The fee tables for the Federated Funds are currently presented as of April 30, 2016 for the Federated MDT Stock Trust and the Federated Kaufmann Large Cap Fund and as of May 31, 2016 for the Federated Total Return Bond Fund and will continue to be presented as such in the definitive N-14 proxy statement. The revised fee tables are provided below:

Hancock Horizon Core Bond Fund – Federated Total Return Bond Fund

Fees and Expenses

This table describes (1) the actual fees and expenses for the Investor Class Shares (IV) of Hancock Horizon Core Bond Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Service Shares (SS) of Federated Total Return Bond Fund for the six months ended May 31, 2016; and (3) the pro forma fees and expenses of the Service Shares (SS) of Federated Total Return Bond Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Core Bond Fund	Federated Total Return Bond Fund	Federated Total Return Bond Fund, Pro Forma Combined
	IV	SS	SS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management Fee	0.55%	0.30%	0.30%
Distribution (12b-1) Fee	None	0.25%	0.25%
Other Expenses[1]	0.45%	0.41%	0.41%
Acquired Fund Fees and Expenses	0.04%	0.02%	0.02%
Total Gross Expenses	1.04%	0.98%	0.98%
Waivers[2]	None	0.30%	0.30%
Total Net Expenses	1.04%	0.68%	0.68%

1 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

2 The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective February 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s SS class will not exceed 0.66% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) February 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Core Bond Fund – IV	$106	$331	$574	$1,271
Federated Total Return Bond Fund – SS	$100	$312	$542	$1,201
Federated Total Return Bond Fund – SS, Pro Forma Combined	$100	$312	$542	$1,201

Fees and Expenses

This table describes (1) the actual fees and expenses for the Class C Shares (C) of Hancock Horizon Core Bond Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Service Shares (SS) of Federated Total Return Bond Fund for the six months ended May 31, 2016; and (3) the pro forma fees and expenses of the Service Shares (SS) of Federated Total Return Bond Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Core Bond Fund	Federated Total Return Bond Fund	Federated Total Return Bond Fund, Pro Forma Combined
	C	SS	SS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management Fee	0.55%	0.30%	0.30%
Distribution (12b-1) Fee	0.75%	0.25%	0.25%
Other Expenses[1]	0.45%	0.41%	0.41%
Acquired Fund Fees and Expenses	0.04%	0.02%	0.02%
Total Gross Expenses	1.79%	0.98%	0.98%
Waivers[2]	None	0.30%	0.30%
Total Net Expenses	1.79%	0.68%	0.68%

1 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

2The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective February 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s SS class will not exceed 0.66% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) February 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Core Bond Fund – C	$182	$563	$970	$2,105
Federated Total Return Bond Fund – SS	$100	$312	$542	$1,201
Federated Total Return Bond Fund – SS, Pro Forma Combined	$100	$312	$542	$1,201

Fees and Expenses

This table describes (1) the actual fees and expenses for the Institutional Class Shares (IS) of Hancock Horizon Core Bond Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Institutional Shares (IS) of Federated Total Return Bond Fund for the six months ended May 31, 2016; and (3) the pro forma fees and expenses of the Institutional Shares (IS) of Federated Total Return Bond Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Core Bond Fund	Federated Total Return Bond Fund	Federated Total Return Bond Fund, Pro Forma Combined
	IS	IS	IS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.55%	0.30%	0.30%
Distribution (12b-1) Fee	None	None	None
Other Expenses	0.20%	0.16%	0.16%
Acquired Fund Fees and Expenses	0.04%	0.02%	0.02%
Total Gross Expenses	0.79%	0.48%	0.48%
Waivers[1]	None	0.10%	0.10%
Total Net Expenses	0.79%	0.38%	0.38%

1 The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective February 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s IS class will not exceed 0.36% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) February 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Core Bond Fund – IS	$81	$252	$439	$978
Federated Total Return Bond Fund – IS	$49	$154	$269	$604
Federated Total Return Bond Fund – IS, Pro Forma Combined	$49	$154	$269	$604

Hancock Horizon Growth Fund – Federated Kaufmann Large Cap Fund

Fees and Expenses

This table describes (1) the actual fees and expenses for the Investor Class Shares (IV) of Hancock Horizon Growth Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Class A Shares (A) of Federated Kaufmann Large Cap Fund for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the Class A Shares (A) of Federated Kaufmann Large Cap Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Growth Fund	Federated Kaufmann Large Cap Fund	Federated Kaufmann Large Cap Fund, Pro Forma Combined
	IV	A	A
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)[1]	None	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	0.00%	0.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.75%	0.75%
Distribution (12b-1) Fee[2]	None	0.00%	0.00%
Other Expenses[3]	0.47%	0.46%	0.46%
Acquired Fund Fees and Expenses	None	0.02%	0.02%
Total Gross Expenses	1.27%	1.23%	1.23%
Waivers[4]	None	0.13%	0.13%
Total Net Expenses	1.27%	1.10%	1.10%

1 Class IV Shares of the Hancock Horizon Growth Fund are not subject to front-end sales charge, while the Class A Shares of the Federated Kaufmann Large Cap Fund are subject to a front-end sales charge. Shareholders of Class IV Shares of the Hancock Horizon Growth Fund will acquire Class A Shares of the Federated Kaufmann Large Cap Fund in connection with the Reorganization at NAV and without a front-end sales charge. However, such shareholders may be subject to a front-end sales charge in connection with subsequent purchases of Class A Shares. See “Summary – Procedures for Purchasing, Redeeming and Exchanging Shares” for more details on the applicability of the front-end sales charge to holders of Class IV Shares of the Hancock Horizon Growth Fund with respect to shares of the Federated Kaufmann Large Cap Fund acquired in connection with the Reorganization and thereafter.

2 The Surviving Fund has adopted a Distribution (12b-1) Plan for its Class A Shares pursuant to which the Class A Shares of the Surviving Fund may incur or charge a Distribution (12b-1) fee of up to a maximum amount of 0.25%. No such fee is currently incurred or charged by the Class A Shares of the Surviving Fund. The Class A Shares of the Surviving Fund will not incur or charge such a Distribution (12b-1) fee until such time as approved by the Surviving Fund’s Board of Trustees (the “Trustees”).

3 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

4 The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective January 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s Class A Shares will not exceed 1.08% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Growth Fund – IV	$129	$403	$697	$1,534
Federated Kaufmann Large Cap Fund – A	$668	$919	$1,188	$1,957
Federated Kaufmann Large Cap Fund – A, Pro Forma Combined	$668	$919	$1,188	$1,957

Fees and Expenses

This table describes (1) the actual fees and expenses for the Class C Shares (C) of Hancock Horizon Growth Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Class A Shares (A) of Federated Kaufmann Large Cap Fund for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the Class Shares (A) of Federated Kaufmann Large Cap Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Growth Fund	Federated Kaufmann Large Cap Fund	Federated Kaufmann Large Cap Fund, Pro Forma Combined
	C	A	A
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)[1]	None	5.50%	5.50%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	0.00%	0.00%
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.75%	0.75%
Distribution (12b-1) Fee[2]	0.75%	0.00%	0.00%
Other Expenses[3]	0.47%	0.46%	0.46%
Acquired Fund Fees and Expenses	None	0.02%	0.02%
Total Gross Expenses	2.02%	1.23%	1.23%
Waivers[4]	None	0.13%	0.13%
Total Net Expenses	2.02%	1.10%	1.10%

1 Class C Shares of the Hancock Horizon Growth Fund are not subject to front-end sales charge, while the Class A Shares of the Federated Kaufmann Large Cap Fund are subject to a front-end sales charge. Shareholders of Class C Shares of the Hancock Horizon Growth Fund will acquire Class A Shares of the Federated Kaufmann Large Cap Fund in connection with the Reorganization at NAV and without a front-end sales charge. However, such shareholders may be subject to a front-end sales charge in connection with subsequent purchases of Class A Shares. See “Summary – Procedures for Purchasing, Redeeming and Exchanging Shares” for more details on the applicability of the front-end sales charge to holders of Class C Shares of the Hancock Horizon Growth Fund with respect to shares of the Federated Kaufmann Large Cap Fund acquired in connection with the Reorganization and thereafter.

2 The Surviving Fund has adopted a Distribution (12b-1) Plan for its Class A Shares pursuant to which the Class A Shares of the Surviving Fund may incur or charge a Distribution (12b-1) fee of up to a maximum amount of 0.25%. No such fee is currently incurred or charged by the Class A Shares of the Surviving Fund. The Class A Shares of the Surviving Fund will not incur or charge such a Distribution (12b-1) fee until such time as approved by the Surviving Fund’s Board of Trustees (the “Trustees”).

3 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

4 The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective January 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s Class A Shares will not exceed 1.08% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Growth Fund – C	$205	$634	$1,088	$2,348
Federated Kaufmann Large Cap Fund – A	$668	$919	$1,188	$1,957
Federated Kaufmann Large Cap Fund – A, Pro Forma Combined	$668	$919	$1,188	$1,957

Fees and Expenses

This table describes (1) the actual fees and expenses for the Institutional Class Shares (IS) of Hancock Horizon Growth Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Institutional Shares (IS) of Federated Kaufmann Large Cap Fund for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the Institutional Shares (IS) of Federated Kaufmann Large Cap Fund on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Growth Fund	Federated Kaufmann Large Cap Fund	Federated Kaufmann Large Cap Fund, Pro Forma Combined
	IS	IS	IS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.75%	0.75%
Distribution (12b-1) Fee	None	None	None
Other Expenses	0.22%	0.19%	0.19%
Acquired Fund Fees and Expenses	None	0.02%	0.02%
Total Gross Expenses	1.02%	0.96%	0.96%
Waivers[1]	None	0.11%	0.11%
Total Net Expenses	1.02%	0.85%	0.85%

1 The Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Effective January 1, 2016, total annual fund operating expenses (excluding acquired fund fees and expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Surviving Fund, if any) paid by the Surviving Fund’s IS class will not exceed 0.83% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated, or the Fee Limit increased, prior to the Termination Date with the agreement of the Trustees. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Growth Fund – IS	$104	$325	$563	$1,248
Federated Kaufmann Large Cap Fund – IS	$98	$306	$531	$1,178
Federated Kaufmann Large Cap Fund – IS, Pro Forma Combined	$98	$306	$531	$1,178

Hancock Horizon Value Fund – Federated MDT Stock Trust

Fees and Expenses

This table describes (1) the actual fees and expenses for the Investor Class Shares (IV) of Hancock Horizon Value Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Service Shares (SS) of Federated MDT Stock Trust for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the SS shares of Federated MDT Stock Trust on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Value Fund	Federated MDT Stock Trust	Federated MDT Stock Trust, Pro Forma Combined[1]
	IV	SS	SS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.74%	0.73%
Distribution (12b-1) Fee	None	None	None
Other Expenses[2]	0.47%	0.48%	0.47%
Acquired Fund Fees and Expenses	None	0.01%	0.01%
Total Gross Expenses	1.27%	1.23%	1.21%
Waivers[3]	None	0.24%	0.22%
Total Net Expenses	1.27%	0.99%	0.99%

1 Subsequent to its April 30, 2016 semi-annual report, Federated MDT Stock Trust added an R6 class (effective June 29, 2016). The impact of this additional class is not reflected in the pro forma column in the table above because the class was not in existence for the Fund’s fiscal period ended April 30, 2016.

2 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

3 Under the investment advisory contract, the Surviving Fund Adviser is required to reimburse/waive the amount, limited to the amount of the management fee, by which the Surviving Fund’s aggregate annual operating expenses, including the management fee, but excluding interest, taxes, brokerage commissions, expenses of registering and qualifying the Surviving Fund and its Shares under federal and state laws, expenses of withholding taxes and extraordinary expenses, exceed (after voluntary waivers and reimbursements) 1.00% of its average daily net assets. Shareholders must approve any changes to this contractual waiver/reimbursement. In addition, the Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, extraordinary expenses, expenses allocated from affiliated partnerships and proxy-related expenses, paid by the Surviving Fund, if any) paid by the Surviving Fund’s SS class (after voluntary waivers and/or reimbursements) will not exceed 0.98% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these additional arrangements prior to the Termination Date, these additional arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Surviving Fund’s Board. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are based on the contractual expense limitation (if any) as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Value Fund – IV	$129	$403	$697	$1,534
Federated MDT Stock Trust – SS	$104	$325	$563	$1,248
Federated MDT Stock Trust – SS, Pro Forma Combined	$104	$325	$563	$1,248

Fees and Expenses

This table describes (1) the actual fees and expenses for the Class C Shares (C) of Hancock Horizon Value Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Service Shares (SS) of Federated MDT Stock Trust for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the SS shares of Federated MDT Stock Trust on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Value Fund	Federated MDT Stock Trust	Federated MDT Stock Trust, Pro Forma Combined[1]
	C	SS	SS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.74%	0.73%
Distribution (12b-1) Fee	0.75%	None	None
Other Expenses[2]	0.47%	0.48%	0.47%
Acquired Fund Fees and Expenses	None	0.01%	0.01%
Total Gross Expenses	2.02%	1.23%	1.21%
Waivers[3]	None	0.24%	0.22%
Total Net Expenses	2.02%	0.99%	0.99%

1 Subsequent to its April 30, 2016 semi-annual report, Federated MDT Stock Trust added an R6 class (effective June 29, 2016). The impact of this additional class is not reflected in the pro forma column in the table above because the class was not in existence for the Fund’s fiscal period ended April 30, 2016.

2 Each Fund’s Other Expenses, the majority of which are Fund level expenses, also includes expenses associated with the payment of fees to third parties for the provision of shareholder services. See “Summary – Investment Advisory Fees and Other Fees/Expenses – Service Fees” for a discussion of such fees, including the amounts payable by the Funds.

3 Under the investment advisory contract, the Surviving Fund Adviser is required to reimburse/waive the amount, limited to the amount of the management fee, by which the Fund’s aggregate annual operating expenses, including the management fee, but excluding interest, taxes, brokerage commissions, expenses of registering and qualifying the Fund and its Shares under federal and state laws, expenses of withholding taxes and extraordinary expenses, exceed (after voluntary waivers and reimbursements) 1.00% of its average daily net assets. Shareholders must approve any changes to this contractual waiver/reimbursement. In addition, the Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, extraordinary expenses, expenses allocated from affiliated partnerships and proxy-related expenses, paid by the Fund, if any) paid by the Fund’s SS class (after voluntary waivers and/or reimbursements) will not exceed 0.98% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these additional arrangements prior to the Termination Date, these additional arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Surviving Fund’s Board. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are based on the contractual expense limitation (if any) as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Value Fund – C	$205	$634	$1,088	$2,348
Federated MDT Stock Trust – SS	$104	$325	$563	$1,248
Federated MDT Stock Trust – SS, Pro Forma Combined	$104	$325	$563	$1,248

Fees and Expenses

This table describes (1) the actual fees and expenses for the Institutional Class Shares (IS) of Hancock Horizon Value Fund for the six months ended July 31, 2016; (2) the actual fees and expenses for the Institutional Shares (IS) of Federated MDT Stock Trust for the six months ended April 30, 2016; and (3) the pro forma fees and expenses of the IS shares of Federated MDT Stock Trust on a combined basis after giving effect to the Reorganization.

	Hancock Horizon Value Fund	Federated MDT Stock Trust	Federated MDT Stock Trust, Pro Forma Combined[1]
	IS	IS	IS
Shareholder Fees (fees paid directly from your account)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment
Management Fee	0.80%	0.74%	0.73%
Distribution (12b-1) Fee	None	None	None
Other Expenses	0.22%	0.23%	0.22%
Acquired Fund Fees and Expenses	None	0.01%	0.01%
Total Gross Expenses	1.02%	0.98%	0.96%
Waivers[2]	None	0.21%	0.19%
Total Net Expenses	1.02%	0.77%	0.77%

1 Subsequent to its April 30, 2016 semi-annual report, Federated MDT Stock Trust added an R6 class (effective June 29, 2016). The impact of this additional class is not reflected in the pro forma column in the table above because the class was not in existence for the Fund’s fiscal year ended April 30, 2016.

2 Under the investment advisory contract, the Surviving Fund Adviser is required to reimburse/waive the amount, limited to the amount of the management fee, by which the Fund’s aggregate annual operating expenses, including the management fee, but excluding interest, taxes, brokerage commissions, expenses of registering and qualifying the Fund and its Shares under federal and state laws, expenses of withholding taxes and extraordinary expenses, exceed (after voluntary waivers and reimbursements) 1.00% of its average daily net assets. Shareholders must approve any changes to this contractual waiver/reimbursement. In addition, the Surviving Fund Adviser and certain of its affiliates on their own initiative have agreed to waive certain amounts of their respective fees and/or reimburse expenses. Total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, extraordinary expenses, expenses allocated from affiliated partnerships and proxy-related expenses, paid by the Fund, if any) paid by the Fund’s IS class (after voluntary waivers and/or reimbursements) will not exceed 0.76% (the “Fee Limit”) up to but not including the later of (the “Termination Date”): (a) January 1, 2017; or (b) the date of the Surviving Fund’s next effective Prospectus. While the Surviving Fund Adviser and its affiliates currently do not anticipate terminating or increasing these additional arrangements prior to the Termination Date, these additional arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Surviving Fund’s Board. If this Reorganization is approved, the Termination Date will be extended to up to, but not including the later of (a) February 1, 2018 or (b) the date of the Surviving Fund’s next effective Prospectus.

Example

This example is intended to help you compare the cost of investing in the indicated funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the funds’ shares for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that each fund’s shares operating expenses are based on the contractual expense limitation (if any) as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

1 Year		3 Years	5 Years	10 Years
Hancock Horizon Value Fund – IS	$104	$325	$563	$1,248
Federated MDT Stock Trust – IS	$100	$312	$542	$1,201
Federated MDT Stock Trust – IS, Pro Forma Combined	$98	$306	$531	$1,178

If you have any questions, please do not hesitate to contact Kimberly Lieb at (412) 288-6603.

Very truly yours,

/s/ Kimberly R. Lieb

Kimberly R. Lieb

Senior Paralegal

Federated Investors, Inc.